LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257
gaa@agronlaw.com

August 2, 2010

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

RE:          Midnight Candle Company
Form 8-K - Amendment No. 1
Filed July 19, 2010
File No. 000-51842

Attn:       Division of Corporation Finance
Angie Kim, Staff Attorney

Dear Ms. Kim:

In response to the Staff’s comment letter to Midnight Candle Company (the “Company” or “we”), we are filing herewith Amendment No. 1 to our Form 8-K originally filed on July 19, 2010.  We will respond to the Staff’s comments using the same paragraph numbers as contained in the Staff’s letter to us dated July 27, 2010.

1. We have revised our Form 8-K by adding Item 5.01 describing the change in control of the Company as a result of the Assignment.

We do not believe the Assignment resulted in a change in shell company status, and accordingly, have so indicated under Item 5.06, which has been inserted into our amended Form 8-K.  Our reasoning as to why our shell status has not changed and why we did not provide information required by Form 10 is as follows:

a.  We did not acquire a business, any operational assets, any other significant assets or any revenue.  The patent applications acquired are of insignificant value and, we do not believe, constitute the purchase of a business.

b.  Since we did not acquire significant business operations, significant assets or any revenue whatsoever, we remain a shell company, and therefore, we do not believe Form 10 information should be filed as a result of the Assignment.

2.  We have amended our Form 8-K to provide the information required by Item 701(d).

3.  We have filed the two bridge loan agreements as material agreements.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.

Very truly yours,

/s/ Gary A. Agron

GAA/jp

Enclosures